UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Principia Biopharma Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

74257L108

(CUSIP Number)

JAMES KRATKY

BVF PARTNERS L.P.

44 Montgomery St., 40th Floor

San Francisco, California 94104

(415) 525-8890

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 25, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74257L108

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,726,500 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,726,500 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,726,500 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2% (1)
14	TYPE OF REPORTING PERSON

PN

(1) Represents 2,726,500 shares of Common Stock underlying certain call options that are currently exercisable as further described in Item 6.

2

CUSIP No. 74257L108

1	NAME OF REPORTING PERSON

BVF I GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,726,500 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,726,500 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,726,500 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2% (1)
14	TYPE OF REPORTING PERSON

OO

(1) Represents 2,726,500 shares of Common Stock underlying certain call options that are currently exercisable as further described in Item 6.

3

CUSIP No. 74257L108

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,039,000 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,039,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,039,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1% (1)
14	TYPE OF REPORTING PERSON

PN

(1) Represents 2,039,000 shares of Common Stock underlying certain call options that are currently exercisable as further described in Item 6.

4

CUSIP No. 74257L108

1	NAME OF REPORTING PERSON

BVF II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,039,000 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,039,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,039,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1% (1)
14	TYPE OF REPORTING PERSON

OO

(1) Represents 2,039,000 shares of Common Stock underlying certain call options that are currently exercisable as further described in Item 6.

5

CUSIP No. 74257L108

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE TRADING FUND OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		354,700 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

354,700 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

354,700 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1% (1)
14	TYPE OF REPORTING PERSON

PN

(1) Represents 354,700 shares of Common Stock underlying certain call options that are currently exercisable as further described in Item 6.

6

CUSIP No. 74257L108

1	NAME OF REPORTING PERSON

BVF PARTNERS OS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		354,700 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

354,700 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

354,700 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1% (1)
14	TYPE OF REPORTING PERSON

CO

(1) Represents 354,700 shares of Common Stock underlying certain call options that are currently exercisable as further described in Item 6.

7

CUSIP No. 74257L108

1	NAME OF REPORTING PERSON

BVF GP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,765,500 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,765,500 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,765,500 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.3% (1)
14	TYPE OF REPORTING PERSON

OO

(1) Represents 4,765,500 shares of Common Stock underlying certain call options that are currently exercisable as further described in Item 6.

8

CUSIP No. 74257L108

1	NAME OF REPORTING PERSON

BVF PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,231,900 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,231,900 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,231,900 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.7% (1)
14	TYPE OF REPORTING PERSON

PN, IA

(1) Represents 5,231,900 shares of Common Stock underlying certain call options that are currently exercisable as further described in Item 6.

9

CUSIP No. 74257L108

1	NAME OF REPORTING PERSON

BVF INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,231,900 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,231,900 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,231,900 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.7% (1)
14	TYPE OF REPORTING PERSON

CO

(1) Represents 5,231,900 shares of Common Stock underlying certain call options that are currently exercisable as further described in Item 6.

10

CUSIP No. 74257L108

1	NAME OF REPORTING PERSON

MARK N. LAMPERT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,231,900 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,231,900 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,231,900 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.7% (1)
14	TYPE OF REPORTING PERSON

IN

(1) Represents 5,231,900 shares of Common Stock underlying certain call options that are currently exercisable as further described in Item 6.

11

CUSIP No. 74257L108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, $0.0001 par value per share (the “Shares”), of Principia Biopharma Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 220 East Grand Avenue, South San Francisco, California 94080.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Biotechnology Value Fund, L.P., a Delaware limited partnership (“BVF”);
(ii)	BVF I GP LLC, a Delaware limited liability company (“BVF GP”), which serves as general partner of BVF;
(iii)	Biotechnology Value Fund II, L.P., a Delaware limited partnership (“BVF2”);
(iv)	BVF II GP LLC, a Delaware limited liability company (“BVF2 GP”), which serves as general partner of BVF2;
(v)	Biotechnology Value Trading Fund OS LP, a Cayman Islands limited partnership (“Trading Fund OS”);
(vi)	BVF Partners OS Ltd., a Cayman Islands limited liability company (“Partners OS”), which serves as general partner of Trading Fund OS;
(vii)	BVF GP Holdings LLC, a Delaware limited liability company (“BVF GPH”), which is the sole member of each of BVF GP and BVF2 GP;
(viii)	BVF Partners L.P., a Delaware limited partnership (“Partners”), which serves as the investment manager of each of BVF, BVF2, Trading Fund OS and a certain managed account (the “Partners Managed Account”), and as the sole member of Partners OS;
(ix)	BVF Inc., a Delaware corporation, which serves as general partner of Partners and the managing member of BVF GPH; and
(x)	Mark N. Lampert, who serves as the sole officer and director of BVF Inc.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The business address of BVF, BVF GP, BVF2, BVF2 GP, BVF GPH, Partners, BVF Inc. and Mr. Lampert is 44 Montgomery St., 40th Floor, San Francisco, California 94104. The business address of Trading Fund OS and Partners OS is PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

12

CUSIP No. 74257L108

(c)       The principal business of each of BVF, BVF2, and Trading Fund OS is investing in securities. The principal business of BVF GP, BVF2 GP, and Partners OS is serving as the general partner of BVF, BVF2, and Trading Fund OS, respectively. The principal business of BVF GPH is serving as the sole member of each of BVF GP and BVF2 GP. The principal business of Partners is serving as the investment manager of each of BVF, BVF2, Trading Fund OS and the Partners Managed Account, and the sole member of Partners OS. The principal business of BVF Inc. is serving as the general partner of Partners and the managing member of BVF GPH. Mr. Lampert is the sole officer and director of BVF Inc.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Lampert is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The call options purchased by each of BVF, BVF2, Trading Fund OS, and held in the Partners Managed Account, were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of certain call options exercisable into the 2,726,500 Shares beneficially owned by BVF is approximately $1,108,995, including brokerage commissions. The aggregate purchase price of certain call options exercisable into the 2,039,000 Shares beneficially owned by BVF2 is approximately $829,341, including brokerage commissions. The aggregate purchase price of certain call options exercisable into the 354,700 Shares beneficially owned by Trading Fund OS is approximately $144,268, including brokerage commissions. The aggregate purchase price of certain call options exercisable into the 111,700 Shares held in the Partners Managed Account is approximately $45,551, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have sent a letter to the Board of Directors of the Issuer, a copy of which is attached hereto as Exhibit 99.1, in conjunction with the proposed acquisition of the Issuer by Sanofi.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

13

CUSIP No. 74257L108

Item 5.	Interest in Securities of the Issuer.

(a)                The aggregate percentage of Shares reported owned by each person named herein is based on 33,236,216 Shares outstanding, which is the total number of Shares outstanding as of August 16, 2020, as disclosed in Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 17, 2020.

As of the date hereof, (i) BVF beneficially owned 2,726,500 Shares, representing 2,726,500 Shares underlying certain call options currently exercisable, representing percentage ownership of approximately 8.2% of the Shares outstanding, (ii) BVF2 beneficially owned 2,039,000 Shares, representing 2,039,000 Shares underlying certain call options currently exercisable, representing percentage ownership of approximately 6.1% of the Shares outstanding, (iii) Trading Fund OS beneficially owned 354,700 Shares, representing 354,700 Shares underlying certain call options currently exercisable, representing percentage ownership of approximately 1.1% of the Shares outstanding, and (iv) 111,700 Shares were held in the Partners Managed Account, representing 111,700 Shares underlying certain call options currently exercisable, representing percentage ownership of less than 1% of the Shares outstanding.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 2,726,500 Shares beneficially owned by BVF, representing percentage ownership of approximately 8.2% of the Shares outstanding.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 2,039,000 Shares beneficially owned by BVF2, representing percentage ownership of approximately 6.1% of the Shares outstanding.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 354,700 Shares beneficially owned by Trading Fund OS, representing percentage ownership of approximately 1.1% of the Shares outstanding.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 4,765,500 Shares beneficially owned in the aggregate by BVF and BVF2, representing percentage ownership of approximately 14.3% of the Shares outstanding.

Partners, as the investment manager of BVF, BVF2, Trading Fund OS and the Partners Managed Account and the sole member of Partners OS, may be deemed to beneficially own the 5,231,900 Shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and held in the Partners Managed Account, representing percentage ownership of approximately 15.7% of the Shares outstanding.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 5,231,900 Shares beneficially owned by Partners, representing percentage ownership of approximately 15.7% of the Shares outstanding.

Mr. Lampert, as a director and officer of BVF Inc. may be deemed to beneficially own the 5,231,900 Shares beneficially owned by BVF Inc., representing percentage ownership of approximately 15.7% of the Shares outstanding.

14

CUSIP No. 74257L108

(b)       Each of BVF, BVF2 and Trading Fund OS shares with Partners voting and dispositive power over the Shares each such entity beneficially owns. BVF shares with BVF GP voting and dispositive power over the Shares beneficially owned by BVF. BVF2 shares with BVF2 GP voting and dispositive power over the Shares beneficially owned by BVF2. Each of BVF GP and BVF2 GP shares with BVF GPH voting and dispositive power over the Shares each such entity beneficially owns. Trading Fund OS shares with Partners OS voting and dispositive power over the Shares beneficially owned by Trading Fund OS. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the 5,231,900 Shares they may be deemed to beneficially own with BVF, BVF GP, BVF2, BVF2 GP, Trading Fund OS, Partners OS, BVF GPH and the Partners Managed Account.

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past sixty days. All of such transactions were effected in the open market.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

BVF purchased exchange-listed American-style call options representing 2,726,500 Shares, which have an exercise price of $100 and expire on November 20, 2020, as set forth in Schedule A, which is incorporated herein by reference.

BVF2 purchased exchange-listed American-style call options representing 2,039,000 Shares, which have an exercise price of $100 and expire on November 20, 2020, as set forth in Schedule A, which is incorporated herein by reference.

Trading Fund OS purchased exchange-listed American-style call options representing 354,700 Shares, which have an exercise price of $100 and expire on November 20, 2020, as set forth in Schedule A, which is incorporated herein by reference.

Exchange-listed American-style call options representing 111,700 Shares are held in the Partners Managed Account. Such call options have an exercise price of $100 and expire on November 20, 2020, as set forth in Schedule A, which is incorporated herein by reference.

On August 25, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.2 hereto and is incorporated herein by reference.

BVF GP and BVF2 GP are the general partners of BVF and BVF2, respectively, pursuant to their respective limited partnership agreements, which provide BVF GP and BVF2 GP with broad authority over the activities and assets of BVF and BVF2. Pursuant to such limited partnership agreements, BVF GP and BVF2 GP are entitled to allocations based on realized and unrealized gains on the respective assets of BVF and BVF2.

Partners is the sole member of Partners OS and the investment manager of BVF, BVF2, and Trading Fund OS, pursuant to their respective investment management agreements which authorize Partners, among other things, to invest the funds of BVF, BVF2, and Trading Fund OS in the Shares and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreements, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets from each of BVF, BVF2, and Trading Fund OS.

15

CUSIP No. 74257L108

Pursuant to investment management agreements with the Partners Managed Account, Partners and BVF Inc. have authority, among other things, to invest funds of the Partners Managed Account in the Shares and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreements, Partners and BVF Inc. receive fees based on realized and unrealized gains thereon.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Letter to the Board of Directors, dated August 25, 2020

99.2	Joint Filing Agreement by and among Biotechnology Value Fund, L.P., BVF I GP LLC, Biotechnology Value Fund II, L.P., BVF II GP, LLC, Biotechnology Value Trading Fund OS LP, BVF Partners OS Ltd., BVF GP Holdings LLC, BVF Partners L.P., BVF Inc., and Mark N. Lampert, dated August 25, 2020.

16

CUSIP No. 74257L108

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2020

BIOTECHNOLOGY VALUE FUND, L.P.		BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF I GP LLC., its general partner	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark Lampert
President

BVF I GP LLC
BVF GP HOLDINGS LLC
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark Lampert
Chief Executive Officer

BIOTECHNOLOGY VALUE FUND II, L.P.
BVF PARTNERS L.P.
By:	BVF II GP LLC, its general partner
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF II GP LLC
BVF INC.
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark Lampert
President

BVF PARTNERS OS LTD.
/s/ Mark N. Lampert
By:	BVF Partners L.P., its sole member	MARK N. LAMPERT
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

17

CUSIP No. 74257L108

Schedule A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

BIOTECHNOLOGY VALUE FUND, L.P.

Sale of Common Stock	(30,881)	92.3139	08/07/2020
Sale of Common Stock	(4,825)	92.4420	08/13/2020
Sale of Common Stock	(13,742)	92.0671	08/14/2020
Sale of Common Stock	(209,384)	99.1313	08/17/2020
Sale of Common Stock	(519,676)	99.1000	08/17/2020
Purchase of November 2020 Call Option ($100.00 Strike Price)[1]	2,606,000	39.6600	08/17/2020
Purchase of November 2020 Call Option ($100.00 Strike Price)[1]	120,500	35.7900	08/18/2020

BIOTECHNOLOGY VALUE FUND II, L.P.

Sale of Common Stock	(22,699)	92.3139	08/07/2020
Sale of Common Stock	(3,555)	92.4420	08/13/2020
Sale of Common Stock	(10,201)	92.0671	08/14/2020
Sale of Common Stock	(156,565)	99.1313	08/17/2020
Sale of Common Stock	(388,585)	99.1000	08/17/2020
Purchase of November 2020 Call Option ($100.00 Strike Price)[1]	1,948,500	39.6600	08/17/2020
Purchase of November 2020 Call Option ($100.00 Strike Price)[1]	90,500	35.7900	08/18/2020

Biotechnology Value Trading Fund OS LP

Sale of Common Stock	(3,620)	92.3139	08/07/2020
Sale of Common Stock	(620)	92.4420	08/13/2020
Sale of Common Stock	(1,757)	92.0671	08/14/2020
Sale of Common Stock	(27,229)	99.1313	08/17/2020
Sale of Common Stock	(67,582)	99.1000	08/17/2020
Purchase of November 2020 Call Option ($100.00 Strike Price)[1]	338,900	39.6600	08/17/2020
Purchase of November 2020 Call Option ($100.00 Strike Price)[1]	15,800	35.7900	08/18/2020

BVF PARTNERS L.P.

(Through the Partners Managed Account)

Sale of Common Stock	(6,822)	99.1313	08/17/2020
Sale of Common Stock	(16,931)	99.1000	08/17/2020
Purchase of November 2020 Call Option ($100.00 Strike Price)[1]	106,600	39.6600	08/17/2020
Purchase of November 2020 Call Option ($100.00 Strike Price)[1]	5,100	35.7900	08/18/2020

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1 Represents Shares underlying exchange-listed American-style call options. These call options expire on November 20, 2020.